VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312-609-7500 FACSIMILE: 312-609-5005
JOHN S. MARTEN 312-609-7753 jmarten@vedderprice.com	OFFICES IN CHICAGO, NEW YORK CITY AND ROSELAND, NEW JERSEY

April 27, 2007

VIA EDGAR

Ms. Patricia Williams

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Blair Funds (the “Registrant” or the “Trust”)
Registration Nos. 333-17463 and 811-5344

Dear Ms. Williams:

On behalf of the Registrant, this letter is in response to our telephone conference on April 18, 2007, regarding the Registrant’s Post-Effective Amendment No. 52 to its Registration Statement on Form N-1A filed on February 15, 2007 (the “PEA”), pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Trust, the William Blair Bond Fund (the “Fund”). You provided comments on all series of the Trust (the “Funds”) included in the prospectuses and statement of additional information included in the PEA. This letter responds to your comments. As you requested, this letter is being filed via EDGAR.

Prospectuses

1.	Fees and Expenses Table

Comment: In the Fees and Expenses table for each Fund include the separate line item for “Acquired Fund Fees and Expenses,” if applicable.

Response: For each Fund, the fees and expenses incurred indirectly by the Fund as a result of investing in other investment companies did not exceed 0.01% of the average net assets of the Fund and therefore is included under the sub-caption “Other Expenses.”

2.	Closed Funds

Comment: For the Small Cap Growth Fund, the International Growth Fund, the Institutional International Growth Fund and the Emerging Markets Growth Fund, the disclosure that the Fund is closed to new investors should follow the Risk/Return Summary.

Ms. Patricia Williams

April 27, 2007

Response: The disclosure has been moved to the end of each Fund’s Risk/Return Summary.

3.	Value Discovery Fund

Comment: In the “Main Investment Strategies” section of the Summary for Value Discovery Fund, define “other forms of equity investments” and “small companies.”

Response: The requested disclosure has been added.

4.	Portfolio Manager Biographies

Comment: For the Value Discovery Fund, add dates to the Portfolio Manager biographies relating to their prior experience.

Response: The disclosure has been added.

Comment: For the Bond Fund, add the inception date of the Fund to the Portfolio Managers’ biographies.

Response: The disclosure has been added.

5.	Bond Fund Composite

Comment: Confirm that the Composite includes all registered and non-registered similar accounts.

Response: The Advisor has confirmed that all eligible similar accounts are included in the Composite and that the Firm is in compliance with Global Investment Performance Standards (GIPS).

Ms. Patricia Williams

April 27, 2007

Statement of Additional Information

1.	Disclosure of Portfolio Holdings

Comment: Disclose each on-going arrangement to make the Funds’ portfolio holdings available to any person.

Response: Other than as described in the first paragraph of the “Disclosure of Portfolio Holdings Section,” the Trust has no on-going arrangements to make the Funds’ portfolio holdings available to any person.

*        *        *        *        *

If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours,

/s/ John S. Marten
John S. Marten

JSM/vyt

cc:	Marco Hanig (William Blair & Company L.L.C.)
Terence M. Sullivan (William Blair & Company L.L.C.)
Rick Smirl (William Blair & Company L.L.C.)
Maureen A. Miller (Vedder, Price, Kaufman & Kammholz, P.C.)
Renee M. Hardt (Vedder, Price, Kaufman & Kammholz, P.C.)